UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

July 17, 2026
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This Investment Committee ("IC") Memo includes projections and forward-looking information that represent the Manager's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand the Manager's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

EXECUTIVE SUMMARY

Micros III ("Program") is the third cluster of ten (10) 75kW AC / 105 kW DC ground mounted solar installations to be located in the mountain region of Rio de Janeiro. Energea Portfolio 2 Brazil LLC ("Energea") is acquiring the rights to the Projects.

These solar plants will be rented to a consortium of residential and commercial Subscribers for 25 years.  It will be installed on the premises of local landowners and will be connected to the local distribution grid owned and operated by Light SESA ("Light" or "Utility").

The Company intends to invest a total of $677,354.00 USD with a projected IRR is projected to be 17.75% in BRL and 15.00% in USD.

Key Information

General Information

Project Owner	Energea Portfolio 2 LLC (d.b.a Community Solar in Brazil)
Project Location	Rio de Janeiro, Brazil
Technology	Fixed Tilt Ground Mounted PV
System Size	750 kW AC / 1,056 kW DC
Estimated Year 1 Production	144.6 MWh's per individual installation
Project Status	Development
Land Status	Land Lease's in progress
Useful Equipment Life	25 years

Stakeholders

SPE Name	Energea Micros III LTDA.
SPE Registered Office	Rua Barao de Jaguaripe 00280, Ipanema, Rio de Janeiro, RJ
SPE CNPJ	67.593.165/0001-95
Offtaker	Consórcio de Geração Compartilhada de Energia Eléctrica Energea
EPC Contractor	Run Engenharia Ltda Me. ("Run")
EPC Contractor CNPJ	21.111.103/0001-07
O&M Contractor	Energea Brazil
O&M Contractor CNPJ	41.161.846/0001-90

Uses of Capital and Project Economics*

	BRL	USD
Project Acquisition Costs	R$ 3,490,000.00	$659,814.00
Project Soft Costs	R$ 40,000.00	$7,513.00
Additional Costs	R$ 54,041.00	$10,027.00
Total Project Financing	R$ 3,584,041.00	$677,354.00
Owner IRR	17.75%	15.00%

*Actual BRL/USD will vary with currency exchange rates during construction.

Technical Summary

Site

The Projects will be located in the Vale do Paraíba region of Rio de Janeiro State, Brazil. This region extends across several municipalities, including Sapucaia, Vassouras, Paraíba do Sul, Barra do Piraí, Barra Mansa, Volta Redonda and Quatis. The region is characterized by rolling hills, mountainous terrain, extensive rural properties and well-established transportation infrastructure connecting Rio de Janeiro State to São Paulo and Minas Gerais.

Historically, the Vale do Paraíba played a significant role in Brazil's economic development during the 19th century through coffee production and trade. Today the region combines agricultural activities, industrial centers and growing investments in renewable energy infrastructure. The are benefits from favorable irradiance levels, available land suitable for distributed generation projects and proximity to major electrical distribution networks.

The Land Lease Agreements will be secured during the development stage of the Program. Once construction is completed and the Projects are energized, the Energea Micros III LTDA will enter into long-term Land Lease Agreements with the landowners. Lease payments adjust on each anniversary of the signature date according to the Brazilian consumer price index ("IPCA").

Design

Prospective site locations are initially screened by Energea's internal development and construction teams through a standardized site selection process. Energea's site manager evaluates a broad range of technical, operational and constructability criteria, including terrain characteristics, solar exposure, site accessibility, grading and drainage requirements, interconnection feasibility, proximity to distribution infrastructure, environmental constraints, community-related considerations and other factors relevant to the successful construction and operation of the Projects. This process is designed to identify and eliminate unsuitable locations at an early stage, allowing only the most viable sites to advance through the development pipeline.

Following internal approval, Energea engages a specialized third-party consultant to perform land and environmental due diligence. The first phase focuses on validating the legal status of the property through a detailed review of ownership records, land registry documents, georeferenced surveys, tax records, environmental registrations and owner documents. If approved, the Project will proceed with signing a Land Lease Agreement. The second due diligence phase then evaluates the environmental viability of the site, including the identification of protected areas, water bodies, native vegetation, conservation units, environmentally sensitive communities, land use restrictions and any environmental study or permit that may be required for the Project. Only sites that have satisfied Energea's internal technical review and the independent land and environmental review are approved to advance to the construction phase.

Major System Components

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	Risen Solar RSM132-8-660BMDG 660W	160 per site	Risen Energy is a leading Tier 1 global solar module manufacturer headquartered in China.
Inverters	Sungrow SG75CX-LV 75kW 220V	1 per site
One of the largest Tier 1 inverter and BESS manufacturers in the world. It is based in China, and is known for its large-scale manufacturing capacity, competitive pricing and strong utility scale presence worldwide.

Racking	Bell Maquinas Fixed Structure Monopole Dualrow		A leading Brazilian manufacturer of fixed tilt solar racking solutions.

Energy Projection

Initial energy projections for year 1 of operation for the Project is 1,446 MWh's.

The Risen Solar Titan 660W bifacial modules exhibit strong long-term performance characteristics and are backed by a 30-year linear power warranty, ensuring reliable angry production throughout the Project's operating lifespans. According to the manufacturer's warranty, the modules are expected to retain approximately 87.2% of their original rated power after 30 years of operation. The bifacial cell architecture enables additional energy harvesting from the rear side of the module, further increasing energy yield.

The modules feature excellent resistance to Potential Induced Degradation, strong low irradiance performance, and an industry-leading lower temperature coefficient of power which helps reduce energy loss during periods of elevated module temperatures. With Risen Energy's status as a globally recognized Tier 1 manufacturer, Energy has determined that this series of modules are a reliable and cost-effective technology choice for the Projects.

Interconnection

Micro-Generation power plants within the Light electricity supply area must obtain the Parecer de Acesso with the Utility. According to Art. 8° § 6° of the Brazilian Federal Law 14.300/2022 all costs to interconnect Micro-Generation solar arrays are burdened by the Utility, therefore no extra costs related to the interconnection are expected for the Projects. Each individual array associated with the Project will have a separate Parecer de Acesso, which will all be secured prior to the commencement of construction.

Permitting

The Projects will comply with all applicable municipal, environmental and engineering requirements necessary for the construction, interconnection and operation of distributed generation solar facilities in the State of Rio de Janeiro. Engineering documentation, including the require technical responsibility registrations, is currently being finalized and submitted to the appropriate professional authorities. Based on a preliminary assessment of the Projects characteristics and local regulations, they're expected to qualify for environmental and fire department permitting exemptions. Nevertheless, formal declarations confirming such exemptions will be obtained from the relevant municipal authorities and retained as part of the Project's permitting and documentation package.

ESC Related Permits

Permit	Description	Status
Engineering Documentation and ART Registration	Technical responsibility registration issued by CREA covering the engineering, installation and commissioning activities of the Projects.	In Progress
Environmental License / Environmental Exemption Declaration	Municipal environmental authority declaration confirming that the Projects are exempt from environmental licensing requirements.	In Progress
Fire Department Certificate / Exemption Declaration	Municipal Fire Department declaration confirming that the Projects are exempt from fire safety permitting requirements.	In Progress

Engineering, Procurement and Construction

The EPC contractor is responsible for delivering a turnkey solar power project, including engineering, procurement, construction and commissioning services. After completing a thorough due diligence review of Run's expertise in constructing a solar plant and the company's current financial standing, the Manager determined they are capable of installing the Projects. Once the Paracer has been approved, EPC agreements will be signed between the SPE and Run. The contracted services include developing detailed civil, electrical and mechanical drawings, and as-build documentation while ensuring compliance with the Manager's Minimum Technical Requirements ("MTR").  The contractor will also procure all necessary materials and equipment, and perform civil works, installation of the equipment, closeout and commissioning processes for the Projects. Energea will be dispatching an internal Site Manager to all the individual Projects during the construction phase to monitor the contractor and ensure quality control until they are commissioned and approved by the Manager. The contractor will provide a Technical Warranty that covers all equipment defects and workmanship issues that arrive for 60 months after COD is issued.

Operations & Maintenance ("O&M")

Energea Brazil has been selected as the O&M provider. The team that will be responsible for the Projects is comprised of experienced professionals with years of combined solar O&M experience. They are equipped with the latest technology and tools to provide the highest level of service for the Projects. This field team is supported by the office staff who will provide 24/7 monitoring, performance verification and general support for all asset management requirements. The O&M Contract includes monitoring, reporting, module cleaning, preventative maintenance, landscaping, emergency/corrective maintenance and technical calculations.

Energea maintains a strategic reserve of critical spare parts for each solar asset based on size, component profile and proximity to O&M service teams. This proactive inventory management approach is designed to minimize system downtime and ensure faster restoration of production capacity by allowing same day replacement of failed components during corrective maintenance visits.

Health, Safety, Environmental and Community "HSEC"

The Projects will be located within the Vale do Paraíba region of Rio de Janeiro State, an area characterized by small and medium sized municipalities, rural properties, agricultural activities and low population density. Based on publicly available information and the Manager's experience operating distributed generation assets throughout the region, the Project areas represent a relatively low exposure to security-related incidents compared to major metropolitan areas. The sites are located on private properties with controlled access, reducing the likelihood of unauthorized entry and vandalism.

The region is subject to season weather events typical in southeastern Brazil, including heavy rainfall during the summer months, localized flooding in low-lying areas and occasional wind events. Due to the mountainous terrain found throughout portions of the Vale do Paraíba, certain locations may also experience localized soil erosion or slope instability during these heavy rainfall months. These risks are mitigated through proper site selection, drainage systems, vegetation management and periodic inspections performed during the operational phase of the Projects.

The Projects are not expected to generate any significant environmental or social impacts during construction or operation. The facilities are located on privately owned land and occupy a limited footprint with minimal noise generation and no emissions during normal operation. To the best of the Manager's knowledge, no complaints, disputes or grievances from neighboring landowners or local communities have been reported during the development phase. The municipalities within the Projects' area maintain adequate emergency response, healthcare and public safety infrastructure to support the operation of DG assets.

Employees

Energea Micros III places health and safety at the core of its operations, implementing a range of measures to mitigate the risk of accidents or incidents during the execution of works. The actions outlined in the table below are specifically designed to protect our O&M employees while performing their duties on-site.

Health and Safety Summary

Safety Measure	Description
Risk Inventory	Tool to identify, eliminate, and/or mitigate risks for all O&M activities.
Emergency Response Plan	Procedures to respond effectively to emergencies and minimize risks to personnel, assets and the environment.
Preliminary Risk Analysis	Safety guidelines and instructions for each
Occupational Health Medical Control Program	Medical examinations (pre-employment and periodic) to evaluate employee fitness for field activities.
Personal Protective Equipment (PPE)	Equipment to protect workers against occupational hazards.
Safety Barriers	Physical barriers installed in Energea's SPEs to isolate risk areas and prevent unauthorized access.
Safety Signage	Mandatory signage installed in the plant:
1) Mandatory use of PPE
2) Risk of electric shock
3) Fire extinguisher
4) Speed Limit
5) Construction zone
6) No smoking
7) Emergency evacuation meeting point
Courses and Training	O&M safety trainings in compliance with Brazilian standards:
1) NR 10 - Electrical safety
2) NR 10 + SEP - High-voltage systems
3) NR 6 - Use of PPE
4) NR 12 - Machinery operation safety
5) NR 18 - Construction site safety
6) NR 23 - Firefight Protection

Service Providers

The due diligence metrics outlined below are intended to ensure the selection of reliable and economically sound companies to provide regular services for the Project. These procedures aim to verify that potential contractors are financially healthy, committed to fulfilling their tax, labor and civil obligations, and help mitigate legal-related risks in accordance with applicable laws and regulations.

Energea Service Providers Due Diligence

Phase	Objective	Requirements/Actions/Documents
Pre-Contractual Due Diligence	Project experience, current financial standing, business registration, insurance, OSHA and labor compliance	Project Experience Report
State Registration Certificate
Financial Statements
Organizational Chart
Insurance Certificates
Worker's Compensation Insurance
OSHA safety training certifications and required PPE list for site workers
Company Emergency Action Plan (EAP)
Contractual	Health, safety, and labor law obligations	Health & safety obligations
Compliance with OSHA and local labor laws

Offtaker

The Offtaker is a consortium of residential and commercial subscribers. The SPE and the Offtakers will sign a Project Rental Contract, which specifies a term of 25 years from COD, with options to extend through mutual agreement between the parties. Subscribers will be located in Rio de Janeiro, Brazil.

Regulatory Risk Assessment

The Projects operate under Brazil's distributed generation framework establish by Federal Law 14.300/2022. While future regulatory, legislative or tax changes could impact the Projects' economics through modifications to energy compensation mechanisms, grid charges or consumer eligibility requirements, the Manager believes that the current regulatory framework provides a stable basis for long-term operation.

The Projects' revenue is derived from a diversified portfolio of residential and commercial subscribers participating in a shared generation consortium. Subscriber turnover, payment defaults or changes in electricity consumption may impact revenues, however these risks are mitigated through active portfolio management and the Manager's experience acquiring and replacing subscribers across its distributed generation portfolio.

Financial Summary

The nominal after-tax IRR of Micros III sponsor equity investors is projected to be a 17.75% in BRL and 15.00% in USD with an estimated payback of 6 years, 11 months and 13 days. The project income statement, cash flow statement and balance sheet up until 2035 (shown annually) are presented in Exhibit 1.

The baseline projected IRR is calculated assuming a 2% annual devaluation of the BRL against the USD and an average Subscriber discount of 10%.

The Project will be rented to the Offtaker. The Offtaker is comprised of many Subscribers who each pay a rental price equal to the amount of kWh's produced by the Project that they consume times an energy rate per kWh. The energy rate per kWh is calculated using a fixed discount off the rate they would have otherwise paid to the Utility Company for electricity.

Thus, the Project's monthly rental revenue will fluctuate based on Subscriber discount rates and the FX rate (expressed as a devaluation of the BRL versus the USD over time). The table below demonstrates the range of potential IRR's resulting from various energy discount and currency devaluation scenarios.

IRR Stress Test

Subscriber Discount	FX Devaluation (%(y/y))
	0.00%	2.50%	5.00%	7.50%	10.00%	12.50%	15.00%
10.00%	17.26%	14.45%	11.76%	9.21%	6.77%	4.44%	2.21%
12.00%	16.75%	13.94%	11.27%	8.73%	6.30%	3.98%	1.77%
14.00%	16.23%	13.44%	10.78%	8.25%	5.83%	3.52%	1.31%
16.00%	15.71%	12.93%	10.28%	7.76%	5.36%	3.06%	0.86%
18.00%	15.18%	12.42%	9.78%	7.27%	4.88%	2.59%	0.40%
20.00%	14.65%	11.90%	9.28%	6.78%	4.40%	2.12%	-0.06%
22.00%	14.12%	11.38%	8.77%	6.28%	3.91%	1.64%	-0.53%
24.00%	13.58%	10.85%	8.25%	5.78%	3.42%	1.16%	-1.00%
26.00%	13.03%	10.31%	7.73%	5.27%	2.92%	0.67%	-1.47%
30.00%	11.90%	9.22%	6.66%	4.22%	1.90%	-0.32%	-2.45%

Capital Expenses ("CAPEX")

The cost to construct the Projects will be fixed by contract and is detailed in the table below. Actual costs will be subject to changes in FX during the construction period.

Capital Expenditures Assumptions

	US Dollars (USD)	$/Wdc (USD)
Construction Hard Costs	$659,814.00	$0.6598

Construction Soft Costs	$7,513.00	$0.0075

Additional Costs	$10,027.00	$0.0100

Total CAPEX (All-in)	$677,354.00	$0.6773

Revenue

The Project's revenue comes from the Project Rental Contracts between the SPE and the Consortium of Subscribers. The Project Rental Contracts adjust for annual inflation, which are aligned with changes in the Utility company rates, typically occurring each March. The Utility has historically adjusted its rates at a pace higher than IPCA. While the financial model uses the inflation rate of 5.00% as a baseline, Light's cumulative rate adjustments over the past five years reached 34.54%, outpacing the IPCA's 32.67%. This method of calculating energy rates paid by the Subscribers ensures that the Project's revenue increases as energy rates increase.

Revenue Assumptions

Revenue Contract Term	25 years
Fixed Discount on Credit Value	10.00%
Utility Company Rate	R$ 1,249.02 / MWh
Project's Rate	R$ 946.86 / MWh
Demand Charge (TUSD rate)	R$ 0.00 / kW ac
Subscriber Default Rate	3.00%

Operating Expenses ("OPEX")

The model assumes the operating expenses described in the table below. All prices are re-adjusted by IPCA, currently assumed at a 5% annual rate of change.

Operating Expenses Assumptions

Description	Cost per Month
Operations & Maintenance	R$4,500.00
Landscaping	Included in O&M
Insurance	R$1,666.67
Land Rental	R$10,000.00
Utilities	R$1,100.00
Banking Fees	R$180.00
Marketing Channel Commission	4.00% of Contracted Rate (~R$4,022.29)
Total OPEX	R$21,468.96

Taxes

Tax Assumptions

Applied Taxes
Total Rental Revenue		R$ 8,128,087.28
Total Service Revenue		R$ 612,521.43
Total Gross Revenue		R$ 8,740,608.71

Presumed profit Taxable Income (32%)		R$ 2,796,994.78

Taxes	Base Rate	Application	$BRL Amount Calculated	Effective Rate on Gross Rev
PIS & COFINS	6.98%	% of Gross Revenue	R$ 610,528.00	6.98%
IRPJ	25.00%	% of Taxable Income	R$ 747,224.00	8.55%
CSLL	9.00%	% of Taxable Income	R$ 276,902.00	3.17%

Legal Summary

Each of the contracts that comprise the Project have been reviewed by the Manager. This section specifically comments on the review of the following contracts:

a)     SPE Social Contract (similar to an Operating Agreement in the U.S.)
b)     Land Lease Agreement
c)     Construction Contract
d)     Operations and Maintenance Agreement

SPE Social Contract Summary

Contract	Social Contract of Energea Micros III Ltda.
Incorporation Date	June 19, 2026
CNPJ	67.593.165/0001-95
Address	Rua Barão de Jaguaripe 280 Ipanema, Rio de Janeiro
Structure	Limited Liability Company (Brazilian Limitada)
Quotaholder	Energea Portfolio 2 LLC (100%)
Management	Isabella Vieira Mendonça Vivian Paim Lopes

Mand Lease Agreement Summary

Contract	Land Lease
Date	In Process
Parties
Energea Micros III Ltda. - Lessor
Norival Gomes, Virginia Medeiros Gomes; Cordélia Aurora Garcia Alves, Wanderley de Oliveira Alves; Edivaldo de Carvalho Moreira, Valéria Gomes Moreira; Fernando Azevedo Nery, Mônica Miranda Martins Nery - Lessee

Term	25 years from the signature date
Object	Lease of rural properties in the state of Rio de Janeiro, Brazil
Basic Rent	R$ 1,000.00 (one thousand reais)
Payment Periodicity	Monthly, after delivery of the notice of start of construction.
Surface Rights	Lessors have the obligation to provide the surface rights deed when requested by Lessee.

Construction Contract Summary

Contract	Engineering, Procurement and Construction Agreement
Date	Not signed yet
Parties	Run Engenharia ("Contractor") Energea Micros III Ltda. ("Owner")
Object	Contractor shall provide construction engineering drawings, civil works and supply of goods, materials, equipment and services required for the construction, cold commissioning and hot commissioning.
Contract Price	R$348,00.00 per Project
Warranty Duration
The Technical Warranty Period shall begin with the issuance of the "Certificate of Final Acceptance" and shall remain valid and in full force for a period of 60 months.
Inverter Warranty - 10 years
Trackers - 20 years
Modules - 25 years

Warranty Scope
The Technical Warranty of the Project and Technical Warranty of the equipment will cover all repairs related to defects verified in the Project and the equipment. This covers any and all defects in the design, execution, materials and equipment and its components, parts and accessories and, in its entirety, the continuous operation of the Project according to the characteristics and specifications for which it was designed.

Delay Liquidated Damages	0.1% of the price per day of delay
Governing Law	Brazil
Dispute Resolution
Any and all disputes arising out of the Construction Contract shall be resolved by arbitration, administered by the Center of Arbitration and Mediation of the Brazil-Canada Chamber of Commerce ("CAM-CCBC"), in accordance with its arbitration rules and with Federal Law 9.307/96.

Insurance
The contractor shall carry "Construction All Risks" insurance covering the works, including materials, parts and equipment.
CAR - Insured amount will correspond to 100% of the value of the contract.

Construction General Liability - R$ 340,000.00
Labor Liability Insurance - R$ 300,000.00
Automobile Public Liability - R$ 300,000.00
Transportation Insurance - 100% of the value of the equipment in transit

Operations and Maintenance Agreement Summary

Contract	Agreement for the Provision of Operation and Maintenance Services
Parties	Energea Brasil Operações Ltda. - Contractor Energea Micros III Ltda. - Owner
Object
Contractor shall perform all Operations and Maintenance services including but not limited to monitoring, reporting, module cleaning, preventative maintenance, landscaping, emergency/corrective maintenance and technical calculations.

Contract Price	To be determined.
Warranty	Contractor will be responsible for managing and supervising all repairs and replacements of equipment covered under warranty, and pursue all eligible claims with equipment suppliers.

Documentation Checklist

Category	Document Name	Status
SPE	Social Contract	Confirmed
	National Registration	Confirmed
	State and Municipal Registration	Confirmed
Site	Site Photos	In Process
	Land Owner Documents	In Process
	Property Lease Agreement	In Process
Design & Application	Energy Resource Study	In Process
	Preliminary Engineering	In Process
Permit	Environmental License (exemption)	In Process
Offtaker	Offtaker Credit Analysis	In Process
	Revenue Agreement	In Process
EPC	Construction Set (drawings)	In Process
	EPC Agreement	In Process
Investment	Project Model	Confirmed

The Investment Committee members have performed the necessary review of the Project and hereby approve the Micros III Program for investment by the Company.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 2 LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: July 17, 2026

ENERGEA MICROS III LTDA
CONSOLIDATED BALANCE SHEETS

					December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Assets
Current assets:
Cash and cash equivalents	R$ 18,715	R$ 61,178	R$ 62,254	R$ 47,977	R$ 50,126	R$ 52,382	R$ 52,651	R$ 54,672	R$ 56,779	R$ 58,973
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	18,715	61,178	62,254	47,977	50,126	52,382	52,651	54,672	56,779	58,973
Property and equipment	3,530,000	3,530,000	3,530,000	3,530,000	3,530,000	3,530,000	3,530,000	3,530,000	3,530,000	3,530,000
Depreciation	(34,900)	(174,500)	(314,100)	(453,700)	(593,300)	(732,900)	(872,500)	(1,012,100)	(1,151,700)	(1,291,300)
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R$ 3,513,815	R$ 3,416,678	R$ 3,278,154	R$ 3,124,277	R$ 2,986,826	R$ 2,849,482	R$ 2,710,151	R$ 2,572,572	R$ 2,435,079	R$ 2,297,673

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	3,584,041	3,584,041	3,584,041	3,584,041	3,584,041	3,584,041	3,584,041	3,584,041	3,584,041	3,584,041
Retained earnings	(70,226)	(167,363)	(305,888)	(459,764)	(597,215)	(734,559)	(873,890)	(1,011,469)	(1,148,963)	(1,286,368)
Total stockholders' equity	3,513,815	3,416,678	3,278,154	3,124,277	2,986,826	2,849,482	2,710,151	2,572,572	2,435,079	2,297,673
Total liabilities and stockholders' equity	R$ 3,513,815	R$ 3,416,678	R$ 3,278,154	R$ 3,124,277	R$ 2,986,826	R$ 2,849,482	R$ 2,710,151	R$ 2,572,572	R$ 2,435,079	R$ 2,297,673

ENERGEA MICROS III LTDA
CONSOLIDATED STATEMENTS OF INCOME

					December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Gross revenue	R$ 39,243	R$ 1,133,454	R$ 1,161,105	R$ 993,767	R$ 994,920	R$ 1,044,667	R$ 1,089,986	R$ 1,116,746	R$ 1,166,721	R$ 1,218,931
Taxes on revenue:
PIS / COFINS	1,432	79,342	81,277	69,564	69,644	73,127	76,299	78,172	81,670	85,325
ISS	0	0	0	0	0	0	0	0	0	0
Total taxes on revenue	1,432	79,342	81,277	69,564	69,644	73,127	76,299	78,172	81,670	85,325
Net revenue	37,810	1,054,112	1,079,827	924,204	925,276	971,540	1,013,687	1,038,574	1,085,050	1,133,606
Costs and expenses:
Operations and maintenance	13,500	54,675	57,409	60,279	63,293	66,458	69,781	73,270	76,933	80,780
Land or roof rental	30,000	121,500	127,575	133,954	140,651	147,684	155,068	162,822	170,963	179,511
Insurance	20,000	21,000	22,050	23,153	24,310	25,526	26,802	28,142	29,549	31,027
Utilities	3,300	13,365	14,033	14,735	15,472	16,245	17,058	17,910	18,806	19,746
Credit management	1,761	0	0	0	0	0	0	0	0	0
Banking fees	1,260	2,223	2,334	2,451	2,573	2,702	2,837	2,979	3,128	3,284
IOF tax	0	0	0	0	0	0	0	61,881	64,233	66,682
Total costs and expenses	69,821	212,763	223,401	234,571	246,300	258,615	271,545	347,004	363,612	381,030
Income from operations	(32,011)	841,349	856,426	689,632	678,976	712,925	742,142	691,570	721,438	752,576
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(34,900)	(139,600)	(139,600)	(139,600)	(139,600)	(139,600)	(139,600)	(139,600)	(139,600)	(139,600)
Income before provision for income taxes	(66,911)	701,749	716,826	550,032	539,376	573,325	602,542	551,970	581,838	612,976
Provision for income taxes	3,315	135,498	140,267	111,405	111,604	120,184	128,001	132,616	141,236	150,241
Net income	R$ (70,226)	R$ 566,251	R$ 576,559	R$ 438,627	R$ 427,772	R$ 453,141	R$ 474,541	R$ 419,354	R$ 440,602	R$ 462,735

ENERGEA MICROS III LTDA
CONSOLIDATED STATEMENTS OF CASH FLOWS

					December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Cash flows from operating activities
Net income	R$ (70,226)	R$ 566,251	R$ 576,559	R$ 438,627	R$ 427,772	R$ 453,141	R$ 474,541	R$ 419,354	R$ 440,602	R$ 462,735
Adjustments in net income:
Depreciation and amortization	34,900	139,600	139,600	139,600	139,600	139,600	139,600	139,600	139,600	139,600
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	(35,326)	705,851	716,159	578,227	567,372	592,741	614,141	558,954	580,202	602,335
Cash flows from investing activities
Purchases of property and equipment, net	(3,530,000)	0	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(3,530,000)	0	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	3,584,041	0	0	0	0	0	0	0	0	0
Distributions paid to investors	0	(663,388)	(715,083)	(592,504)	(565,224)	(590,485)	(613,872)	(556,932)	(578,096)	(600,140)
Net cash used in financing activities	3,584,041	(663,388)	(715,083)	(592,504)	(565,224)	(590,485)	(613,872)	(556,932)	(578,096)	(600,140)

Net increase (decrease) in cash	18,715	42,463	1,076	(14,276)	2,149	2,256	269	2,021	2,106	2,195
Cash at beginning of the period	0	18,715	61,178	62,254	47,977	50,126	52,382	52,651	54,672	56,779
Cash at end of the period	R$ 18,715	R$ 61,178	R$ 62,254	R$ 47,977	R$ 50,126	R$ 52,382	R$ 52,651	R$ 54,672	R$ 56,779	R$ 58,973